UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1/Final Amendment)

SUMOTEXT INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

866467103
(CUSIP Number)

Timothy Miller
2100 Riverdale, Suite 200
Little Rock, Arkansas, 72202
Telephone: (800) 480-1248
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Timothy Miller

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
0
Number of
Shares Beneficially
Owned by Each	| 8 | Shares Voting Power
Reporting Person With	0
| 9 | Sole Dispositive Power
0

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
0

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0%

| 14 |	Type of Reporting Person
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2009 by Timothy Miller (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

Item 2. Identity and Background

Item 2(a)-(c) of the Schedule 13-D is hereby amended and restated as follows:

(a)-(c)  This Statement on Schedule 13D is being filed by Timothy Miller, an individual, and the former Chief Executive Officer, President, Principal Accounting Officer and Chairman of the Company.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13-D is hereby amended and supplemented as follows:

Effective February 17, 2010, the Company entered into an Amended and Restated Promissory Note with Mr. Miller (which amended and restated a previous promissory note which also had an effective date of February 17, 2010 (the “Consolidated Note”).  The Consolidated Note which had a principal amount of $275,000, amended and replaced the April 16, 2009, July 1, 2009, August 3, 2009 and August 27, 2009 promissory notes between the Company and Mr. Miller.  The Consolidated Note accrues interest at the rate of 8% per annum, with all principal and accrued interest due on the due date of February 17, 2012.  The repayment of the Consolidated Note is senior to all of the Company’s other outstanding obligations other than an outstanding note to Steven Bova.  In connection with Mr. Miller agreeing to the terms and conditions of the Consolidated Note, the Company agreed to grant Mr. Miller warrants to purchase 550,000 (prior to giving effect to an eleven-to-one forward split of the Company’s common stock) shares of the Company’s common stock at an exercise price of $0.50 per share, which warrants vested immediately and expire on February 17, 2012.

On September 17, 2010, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Timothy Miller, Jim Stevenson, Doug Cooper, Joe Miller, the brother of Timothy Miller, and Eric Woods, all greater than 5% shareholders of the Company (the “Selling Shareholders”) and Sebring Software LLC, a Florida limited liability company (“Sebring”), pursuant to which the Selling Shareholders sold 6,306,950 shares (the “Shares”) of the Company’s common stock (prior to giving effect to an eleven-to-one forward split of the Company’s common stock) to Sebring in exchange for $286,147 or $0.04537 per share (the “Purchase Price”).  The Shares represent approximately 81.1% of the issued and outstanding shares of the Company.  Mr. Miller is one of the Selling Shareholders and, at the time the Purchase Agreement was executed, was an officer and director of the Company. Additionally, certain other shareholders of the Company, including Eric Woods, Jim Stevenson and Sharon Miller, Timothy Miller’s Mother, who are greater than 5% shareholders of the Company also agreed to sell an aggregate of 1,406,856 shares of the Company’s common stock to unaffiliated third parties in private transactions in consideration for an aggregate of $63,830 or $0.04537 per share, which transaction has not closed to date, but which is a required term of the Purchase Agreement.

It is contemplated by the terms of the Purchase Agreement that moving forward the Company will acquire all of the membership interests of Sebring from the Sebring members in exchange for shares of the Company’s common stock (the “Exchange”) and the assets, liabilities and outstanding convertible securities of the Company as of September 17, 2010 will be transferred to a private company owned by Timothy Miller and Jim Stevenson (the “Spin-Off”, which transaction was documented by Mr. Miller’s, Mr. Stevenson’s, the Company’s and Sebring’s entry into a Spin-Off Agreement).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13-D is hereby amended and restated as follows:

(a) Mr. Miller does not beneficially own any shares of any class of the Company, and will not own any securities of the Company following the Spin-Off.

(b) Not applicable.

(c) Except as described in Item 4, Mr. Miller has not effected any transactions in any shares of any class of the Company during the past sixty days.

(d) Not applicable.

(e) As of September 17, 2010, Mr. Miller ceased to be the beneficial owner of more than five percent of any class of shares of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2010

By:	/s/ Timothy Miller
Timothy Miller